Exhibit 99.3

November 2009

Stock Option Plan Transition Now Complete!

First Advantage is now a wholly-owned subsidiary of First American. As a result of the merger, your unvested stock options have become fully vested and fully exercisable. Also, your stock options were converted into options to purchase First American common shares by multiplying your outstanding First Advantage options by 0.58 (the Exchange Ratio specified in First American’s merger) and proportionately adjusting the exercise price. For example, if you had 500 outstanding First Advantage options with an exercise price of $14.99, you now have 290 First American options with an adjusted exercise price of $25.85. This approach preserves the aggregate difference between the value of the stock underlying your option and the exercise price (commonly referred to as the “spread”) immediately before and immediately after the merger.

We are also pleased to announce that Fidelity Investments® is the new provider of recordkeeping and administrative services for your stock options. As part of this transition, your outstanding First Advantage stock options with Morgan Stanley were converted to First American options and automatically transferred to Fidelity. Therefore, the actual number of First American options you now hold and adjusted exercise price(s) can be obtained by contacting Fidelity Investments.

You may now begin taking advantage of more services offered by Fidelity Investments including:

•	24-hour access to your Stock Plan information using Fidelity’s Web site
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Dedicated Fidelity Stock Plan Services Representatives who are available via a Fidelity toll-free 800 number anytime between 5 p.m. Sunday and midnight Friday, Eastern time, excluding holidays of the New York Stock Exchange.

•	Access to a broad array of tools[1] and resources to help you make informed investment decisions.
•	Ongoing investment education to help you reach your financial goals

Activate Your Fidelity Account®

A Fidelity Account, which is an individual brokerage account, has been opened for you to help manage your stock plan. To begin managing your stock plan, you must activate your account.2 Please note that if you do not activate your account and certify your taxpayer ID in the process, you may be subject to additional IRS-mandated tax withholding.

1.	Go to Fidelity NetBenefits® at www.netbenefits.com.
2.	Log in using your Social Security number or Customer ID and personal identification number (PIN). If you are accessing Fidelity NetBenefits for the first time, click on New User Registration and follow the prompts.
3.	Click the Activate link next to the Stock Option Plan name.

Learn More About Your Stock Options

Your stock option plan is an important part of your future, so you may want to learn more about how it works. Also, the attached prospectus, plan document, and First American’s annual report on Form 10-K are being provided in connection with your stock options assumed by The First American Corporation. Paper versions of these documents are also available upon request by contacting Matt MacDougall at (714) 250-8658 or at The First American Corporation, 1 First American Way, Santa Ana, California 92707, Attention: Matt MacDougall.

Who to Contact for Questions

If you have questions, or need help activating your account, please contact a Fidelity Stock Plan Services Representative between the hours of 5 p.m. Sunday and midnight Friday Eastern time, (excluding holidays of the New York Stock Exchange) at 1-877-208-0791.

1. Guidance is provided by Fidelity Representatives through the use of Fidelity’s suite of guidance tools. These tools are educational tools and not intended to serve as the primary or sole basis for your investment or tax planning decisions.

2. If you already have an existing individual Fidelity Account, it will be used to manage your stock plan and you will not need to complete the opening process. Your 401(k) plan account with Fidelity Investments is not considered an individual Fidelity Account.

Systems availability and response time may vary due to market conditions.

Stock Plan recordkeeping and administrative services provided by Fidelity Stock Plan Services, LLC.

First Advantage and The First American Corporation and Fidelity Investments are not affiliated.

Brokerage products and services are provided by Fidelity Brokerage Services LLC, Member NYSE, SIPC